August 12, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Stickel, Tonya Bryan, Aamira Chaudhry and Lynnwood Shenk

RE:	Bravo Brio Restaurant Group, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-167951
Ladies and Gentlemen:
Bravo Brio Restaurant Group, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-167951) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 29, 2010 from Mr. John Stickel to Mr. Saed Mohseni. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include supplemental information requested by the Staff as Exhibit A to this letter.
General
1.	We note that your filing includes placeholders for certain information that will be included at a later date, and that several exhibits will be filed by amendment. Please be advised that we may have additional comments once we have had an opportunity to review such information.
Response:
The Company notes the Staff’s comment and has included in Amendment No. 1 additional information in place of prior placeholders and has filed with Amendment No. 1 several exhibits that were not previously filed. The Company expects to file the remaining exhibits with its next amendment to the Registration Statement.
2.	Please file your bylaws as an exhibit to the registration statement. Refer to Item 601 of Regulation S-K.
Response:
The Company notes the Staff’s comment and would like to clarify for the Staff that, under Ohio law, regulations serve the same purposes as bylaws would for a Delaware corporation. Accordingly, the Company will file the form of its Second Amended and Restated Regulations as an exhibit to the Registration Statement in accordance with Item

United States Securities and Exchange Commission
August 12, 2010

601(b)(3)(ii) of Regulation S-K. The Company expects to adopt the Second Amended and Restated Regulations in connection with the consummation of the offering.
3.	Your disclosure includes different figures for the total number of your restaurants. For example, the map on the inside front cover shows 84 restaurants, the number stated on page 1 is 83 as of March 28, 2010, and the number described on page 60 and 68 is 85 as of June 27, 2010. Please revise throughout the prospectus for consistency.
Response:
The Company accepts the Staff’s comment and has revised the map on the inside front cover and the disclosure on pages 1, 10, 40, 59 and 71 of the prospectus to reflect the Company’s 85 restaurants as of June 27, 2010.
4.	Please revise to eliminate marketing language throughout your prospectus, as we believe such language does not create or enhance meaningful disclosure upon which investors make an investment decision and are inappropriate in a disclosure document. These include, but are not limited to, terms or phrases such as:
•	“Genuinely Delicious” and “finest and freshest ingredients” on the graphics pages,

•	“fast growing”, “leading”, and “high-quality” on page 1 and elsewhere,

•	“Upscale Affordable” on page 1 and elsewhere.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on the graphics pages and on pages 1, 2, 3, 4, 43, 59, 60, 61 and 62 of the prospectus. The Company supplementally informs the Staff that the term “upscale affordable” is used by the Company and other market participants to describe the restaurant industry segment in which the Company operates. The Company has revised the disclosure on pages 1, 4, 18, 43, 59, 62 and 70 of the prospectus to clarify this matter.
5.	Please revise your disclosure to provide a basis for the follow assertions or beliefs, or revise to remove the relevant statements:
•	the use of “discounting programs” by many of your competitors on page 4 and elsewhere,

•	the “strong unit economics, proven track record of financial results and broad guest appeal” that you believe provide significant growth potential on page 41,

•	the “highest quality food, service, and ambiance when compared to [y]our national competitors” on page 58, and

United States Securities and Exchange Commission
August 12, 2010

•	that you “are among a short list of multi-location restaurants that are specifically named as co-tenants by highly-respected national retailers” on page 60 and elsewhere.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 3, 4, 43, 44, 61, 62 and 63 of the prospectus.
6.	Please provide us with the reports cited throughout your registration statement, such as those by National Restaurant Association and Technomic referenced on page 66. Also, tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.
Response:
The Company accepts the Staff’s comment and is supplementally providing to the Staff as Exhibit A hereto marked copies of selected pages of the relevant reports cited in the prospectus, clearly cross-referenced. The Company supplementally advises the Staff that the National Restaurant Association report is publicly available without charge. For example, the National Restaurant Association materials that are being supplementally provided to the Staff can be obtained through common Internet search engines. The Technomic report is only accessible through a paid subscription. The consent of Technomic, Inc. to the use of its report on pages 69 and 70 of the prospectus has been filed as Exhibit 99.1 to Amendment No. 1.
7.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
Response:
The Company accepts the Staff’s comment and has included in Amendment No. 1 financial statements as of and for the twenty-six weeks ended June 27, 2010 and June 28, 2009.
8.	Provide a currently dated consent from the independent public accountant in the amendment.
Response:
The Company accepts the Staff’s comment and has filed as Exhibit 23.1 to Amendment No. 1 a consent of Deloitte & Touche LLP, dated as of the date hereof.

United States Securities and Exchange Commission
August 12, 2010

Registration Statement Cover Page
9.	Please revise your table to include the amount of securities to be registered.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that it had included the proposed maximum aggregate offering price in, and omitted the amount of securities to be registered from, the Calculation of Registration Fee table in reliance upon the portion of Rule 457(o) promulgated under the Securities Act of 1933, as amended, that states “the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities listed in the “Calculation of Registration Fee” table. The number of shares or units of securities need not be included in the “Calculation of Registration Fee” Table.”
Prospectus Cover Page
10.	Please delete references to joint book-running managers and co-managers from the cover page.
Response:
The Company accepts the Staff’s comment and has revised the prospectus to delete references to joint book-running managers and co-managers from the cover page.
Industry and Market Data, page ii
11.	Please revise to remove any reference that you are disclaiming the accuracy and completeness of third-party information because you are responsible for the disclosure contained in your document.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page ii of the prospectus.
Prospectus Summary, page 1
12.	Please balance your disclosure in the prospectus summary, business section, and MD&A section by highlighting declining revenues on a per restaurant basis and your losses for three fiscal years prior to year 2009, and also include your net loss for the most recent interim stub.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 1 and 6 of the Prospectus Summary, as well as pages 46, 47, 49 and 59 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the prospectus. In addition, the Company has added disclosure to the Risk

United States Securities and Exchange Commission
August 12, 2010

Factors on page 15 of the prospectus to address recent declines in sales per comparable restaurant and the Company’s profitability.
13.	You quantify revenues and adjusted EBITDA in 2005 and 2009 and their respective annual compound growth rates between those dates. Please revise your disclosure here and in the Business section on page 56 to also disclose comparable data for net income (loss) and ensure that it is given prominence over adjusted EBITDA.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 1 and 59 of the prospectus.
14.	In the paragraph in which you disclose growth in adjusted EBITDA from 2005 to 2009, you also state that you have demonstrated your growth and the viability of your brands in a wide variety of markets in the U.S. For balance, please revise this paragraph to disclose the cumulative percentage change in average sales per comparable restaurant over the corresponding period and your total retained deficiency as of the most recent balance sheet date.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 1 and 6 of the Prospectus Summary as well as page 59 of the Business section of the prospectus. In addition, the Company has added disclosure to the Risk Factors on page 15 of the prospectus to address recent declines in sales per comparable restaurant and the Company’s profitability.
15.	Please revise your summary to provide a brief yet more focused comparison and contrast between your Bravo and Brio restaurant brands. In addition, please clarify your statement on page 57 that the two brands are “highly complementary.”
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 2, 3 and 60 of the prospectus.
16.	Please remove your references on pages 3 and 58 to Apple, William Sonoma and J. Crew.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 3 and 62 of the prospectus to remove these references.
17.	We note your statement on page 4 that your 2009 openings “generated one of the best year-one returns on investment in [your] history.” Please quantify this

United States Securities and Exchange Commission
August 12, 2010

return on investment in the summary and on page 59 or revise to remove this statement.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 4 and 63 of the prospectus to remove this statement.
Summary Historical Consolidated Financial and Operating Data, page 9
18.	Please delete the following statement: “The summary financial data presented below represent portions of our financial statements and are not complete.”
Response:
The Company accepts the Staff’s comment and has deleted the referenced statement from page 10 of the prospectus.
Risk Factors, page 12
19.	Please include a risk factor disclosing the potential conflict of interests of your sponsors.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 28 and 29 of the prospectus.
Changes in food availability and costs, page 15
20.	We note your reference to contracts with a number of key suppliers in this section and on page 58. Please revise to identify these suppliers and, if these contracts are material to you, file them as exhibits to your registration statement.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 16, 17 and 65 of the prospectus. The Company has also filed as Exhibit 10.15 to the Registration Statement its Foodservice Distribution Agreement with Distribution Market Advantage, Inc., which, among other things, governs the Company’s arrangement with Gordon Food Service. Certain information in this exhibit has been omitted and filed separately with the Commission, and confidential treatment has been requested under separate cover with respect to the omitted portions. The Company supplementally informs the Staff that it does not consider any contracts with any of its other distributors or suppliers to be material to the Company.
We will incur increased costs and obligations, page 23

United States Securities and Exchange Commission
August 12, 2010

21.	Please provide an estimate of the expected additional costs you will incur as a public company.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 25 of the prospectus.
Use of Proceeds, page 32
22.	Please revise to include maturity dates for your loans to be repaid from the proceeds of the offering. Refer to Instruction 4 to Item 504 of Regulation S-K.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 34 of the prospectus.
Selected Historical Consolidated Financial and Operating Data, page 37
23.	The line item captioned “total costs and expenses” does not appear to include all costs and expenses. Please revise accordingly.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 10, 39 and F-4 of the prospectus.
Our Growth Strategies and Outlook, page 41
24.	Please briefly explain what you mean by “disciplined restaurant growth.”
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 43 of the prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Quarter Ended March 28, 2010 Compared to Quarter Ended March 29, 2009, page 43
Revenues, page 43
25.	We note your disclosure regarding the changes in comparable restaurant sales, average check and guest counts. In addition to providing these percentages, please revise to quantify the aggregate impacts of these changes on revenues.

United States Securities and Exchange Commission
August 12, 2010

For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in guest count.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 46, 47 and 49 of the prospectus.
26.	Please revise to discuss and analyze the reasons for changes in costs of sales in dollars. In your revised disclosure, please quantify and discuss the significant components of costs of sales.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 46, 47 and 49 of the prospectus.
27.	We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that labor costs decreased as a percentage of revenues due to lower management salaries, improved hourly labor efficiency and modestly lower worker’s compensation costs, but you do not quantify each of the different factors. Please revise to analyze and quantify all material factors.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 46, 47, 48 and 49 of the prospectus.
Liquidity, page 47
28.	Please revise to discuss cash provided by operating activities in terms of cash. For example, discuss cash received from customers, cash paid to suppliers, etc. Please refer to section IV.B.1 of FR-72 for guidance.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 50 and 51 of the prospectus.
Capital Resources, page 48
29.	Please discuss off-balance sheet arrangements in a separately-captioned section. Refer to Item 303(a)(4) of Regulation S-K.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 54 of the prospectus.

United States Securities and Exchange Commission
August 12, 2010

Significant Accounting Policies, page 50
30.	You state that assessing impairment of long-lived assets requires the use of estimates and assumptions, which are based upon a significant degree of judgment, but you do not describe those estimates and assumptions. Please expand and enhance disclosures in Critical Accounting Policies to supplement, not duplicate, the description of the accounting policy that is already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to FR-72 and FR-60 for guidance.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 54 and 55 of the prospectus.
Business
Our Business Strengths, page 57
31.	You state that favorable lease terms help to drive strong returns on capital for your shareholders. You also state that you have successfully opened and operated both of your brands in multiple geographic regions and achieved attractive rates of return on your invested capital (ROIC). Please revise here and in the Prospectus Summary on page 4 to disclose your company’s return on invested capital for each of the fiscal years 2007 to 2009. Also, please revise to provide your calculation of ROIC.
Response:
The Company notes the Staff’s comment and has revised the disclosure on pages 4 and 62 of the prospectus. The revised disclosure clarifies that the Company’s ten most recent restaurants that have been open at least three years as of June 27, 2010 have on average generated a third operating year cash-on-cash return in excess of the Company’s targets of between 30% and 40%. Given the number of factors that affect the performance of a new restaurant, which factors may fluctuate from year-to-year and restaurant-to-restaurant, and that the number of restaurants opened in a particular year may also fluctuate, the Company does not believe that disclosure of the exact return in a given year or the exact return of a given restaurant is material to an investor’s understanding, and may instead be misleading as to new restaurant performance trends that do not actually exist. Rather, the Company respectfully submits that the current disclosure, as revised, regarding new restaurants’ required net cash investment, return targets and recent returns provides investors with more meaningful information regarding new restaurants’ performance and the Company’s unit economics.
Real Estate, page 60

United States Securities and Exchange Commission
August 12, 2010

32.	We note your disclosure that you currently lease 81 and own four restaurant sites. However, on page F-7 you state that you are “contractually committed to lease four restaurants.” Please revise for consistency or advise.
Response:
The Company notes the Staff’s comment and would like to clarify for the Staff that, with respect to the disclosure on page F-7 of the prospectus, at December 27, 2009, the Company was contractually committed to lease four restaurants that had not yet opened in addition to its leases with respect to restaurants open and operating on such date. These four restaurants have since been opened and are currently in operation. The Company has revised the disclosure on page F-7 of the prospectus to clarify this disclosure and added disclosure on page 63 of the prospectus stating that, at June 27, 2010, the Company was, and continues to be, contractually committed to lease one restaurant that has not yet opened.
Restaurant Operations, page 61
33.	We note your description of the bonus plan for each restaurant’s general manager, executive chef, assistant managers and sous chefs and the plan’s importance for your long-term success. Footnote 9 on page F-15, however, states that you have discontinued this plan. Please revise for consistency or advise.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the ongoing bonus plan for each restaurant’s general manager, executive chef, assistant managers and sous chefs described on pages 64 and 65 of the prospectus is a traditional bonus plan adopted to reward and retain employees at each restaurant and is separate from the Strategic Partner Plan that is being phased-out by the Company and is described on page F-15 of the prospectus. The Company has revised the disclosure on page F-15 of the prospectus to clarify this disclosure.
Sourcing and Supply, page 61
34.	Please quantify what percentage of your supplies you purchase from US Foodservice and Distribution Market Advantage.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 65 of the prospectus.
Competition, page 66
35.	Please revise here and in the risk factor on page 16 to explain how you identified your primary competitors.
Response:

United States Securities and Exchange Commission
August 12, 2010

The Company accepts the Staff’s comment and has revised the disclosure on pages 18 and 70 of the prospectus.
Properties, page 68
36.	Please reconcile the range of initial lease terms and expiration dates between your disclosure here and on page F-14 of your financial statements.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 71 and F-14 of the prospectus.
Code of Ethics, page 77
37.	We are unable to locate your code of business conduct and ethics on your website. Please confirm that you will post it on your website or file it as an exhibit to your registration statement prior to effectiveness.
Response:
The Company notes the Staff’s comment and confirms that it will post its amended code of business conduct and ethics, which is expected to be adopted in connection with the consummation of the offering, on its website prior to effectiveness.
Compensation Discussion and Analysis, page 78
38.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the Company reviewed its compensation policies and practices for its employees and concluded that such policies and practices are not reasonably likely to have a material adverse effect on the registrant. Accordingly, the Company concluded that disclosure in response to Item 402(s) of Regulation S-K is not necessary.
The Company’s review of the risks associated with its employee compensation policies and practices is an element of its process for setting total compensation. As part of this process, the Company establishes a compensation mix consisting of annual base salaries, cash bonuses and equity-based awards designed to motivate behaviors and decisions that promote progress toward or attainment of previously set personal and corporate goals and objectives. The components of employees’ incentive compensation, including the quantitative nature of goals and the individual performance evaluation process, are designed to prevent excessive risk-taking that would potentially harm the Company’s value or reward poor executive judgment. When setting the quantitative goals and target payouts, the

United States Securities and Exchange Commission
August 12, 2010

Company considers the risks and incentives which might reasonably be likely to result from the specific goals and targets. These goals and targets are then presented to the Compensation Committee for approval and for determination of awards.
Equity Compensation, page 81
39.	Please reconcile your disclosure on pages 81 and 85 relating to outstanding options with the number of shares you disclosed on page 36.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 38, 84 and 85 of the prospectus.
Change-in-Control, page 86
40.	Please confirm that prior to effectiveness, you will revise to disclose whether the stock options will vest and whether Mr. Mohseni will receive a payment under the terms of his employment agreement as a result of this offering.
Response:
The Company accepts the Staff’s comment and confirms that, prior to effectiveness, the Company will revise the prospectus to disclose whether the stock options will vest and whether Mr. Mohseni will receive payment under the terms of his employment agreement as a result of the offering.
Director Compensation, page 86
41.	It appears from your disclosure that Mr. Doody became a director in 2009. Please revise to include his compensation in the director compensation table or advise. Refer to Item 402 of Regulation S-K.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that Mr. Doody has been a member of the board of directors of the Company since its inception in 1987. In addition, although Mr. Doody ceased to hold the title of President of the Company in September 2009, Mr. Doody remains an employee of the Company in a non-executive officer position. The Company has revised the disclosure on page 73 of the prospectus to add this clarification.
Principal and Selling Shareholders, page 89
42.	Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.
Response:

United States Securities and Exchange Commission
August 12, 2010

The Company notes the Staff’s comment and supplementally informs the Staff that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.
43.	If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please revise to state that the selling shareholders may be deemed underwriters.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.
Material U.S. Federal Tax Considerations For Non-United States Holders, page 101
44.	Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 105, 106 and 107 of the prospectus.
Commissions and Expenses, page 104
45.	Please revise the table on page 105 to show the separate amount to be paid by you and the selling shareholders. Refer to Item 508(e) of Regulation S-K.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 109 of the prospectus.
Index to Financial Statements
Consolidated Statements of Operations, Page F-4
46.	As certain significant restaurant operating costs, such as depreciation on restaurant equipment and leasehold improvements and pre-opening costs are excluded from the sub-total titled “Total restaurant operating costs,” please revise to either eliminate this sub-total and include parenthetical disclosure to the heading titled “Restaurant operating costs” to indicate that it is shown exclusive of these items or revise to reclassify these items to restaurant operating costs.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page F-4 of the prospectus.

United States Securities and Exchange Commission
August 12, 2010

Consolidated Statement of Cash Flows, page F-6
47.	Please revise the order of fiscal year data in your supplemental disclosure of interest paid to be consistent with the order of fiscal years in the financial statements.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page F-6 of the prospectus.
48.	We note from your disclosure in note 5 to the financial statements that your Note Agreement allows for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We also note from your statements of cash flows that you appropriately classify the deferral of interest (issuance of PIK notes) as a non-cash adjustment to reconcile net income (loss) to operating cash flows. Given that the PIK notes are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. In addition, to more plainly describe the non-cash adjusting item, please consider captioning “interest capitalized in note agreement” as “interest incurred but not paid” or similar.
Response:
The Company accepts the Staff’s comment and confirms that it plans to classify subsequent payments of deferred interest as operating cash flows. The Company has revised the disclosure on page F-6 of the prospectus to recaption “interest capitalized in note agreement” as “interest incurred and capitalized but not paid”.
Note 1. Summary of Significant Accounting Policies
Net Income (Loss) Per Share, page F-9
49.	Please revise to state that net income per share is computed by dividing net income (loss) attributed to common shareholders by the weighted average number of common shares outstanding during the reporting period.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page F-9 of the prospectus.
Note 8. Leases, page F-14
50.	Please tell us why rent expense of $12.1 million for 2009 is significantly less than future minimum rent payments of $18.4 million for 2010.
Response:

United States Securities and Exchange Commission
August 12, 2010

The Company notes the Staff’s comment and supplementally informs the Staff that the rent expense schedule for the Company’s leases in 2009 includes amortization of deferred lease incentives of approximately $5 million in tenant allowances, the result of construction allowances provided during the construction phase of the Company’s new restaurants. The Company amortizes tenant allowances over the term of the applicable lease and reflects this as a reduction to rent expense. The future minimum rent payment commitments reflect rent amounts as required by the lease and does not include reductions for tenant allowances. We have added additional clarifying language to page F-14 of the prospectus.
Note 11. Stock Option Plan, F-15
51.	Please revise to disclose the specific performance conditions that must be met for stock options granted to become exercisable. Additionally, please disclose how you determined that it was not probable that these performance conditions would be met.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page F-16 of the prospectus. The Company supplementally informs the Staff that according to ASC 718-10-55-76, if the exercisability of an award is based on satisfying both service and performance conditions, the compensation cost will only be recognized if the outcome of both service and performance conditions are probable. As a Public Offering generally is not considered to be probable of occurrence until it is effective, no compensation cost would be recognized until a Public Offering occurs.
*     *     *     *     *

United States Securities and Exchange Commission
August 12, 2010

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2562. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
/s/ Derick S. Kauffman
Exhibit (via overnight delivery)

cc:	Saed Mohseni, President and Chief Executive Officer, Bravo Brio Restaurant Group, Inc.
Carmen J. Romano, Esq., Dechert LLP
James A. Lebovitz, Esq., Dechert LLP
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP